Exhibit 99.1

THE GROWHUB LIMITED Announces Receipt of Nasdaq Staff Determination Letter and Intention to Request Hearing

SINGAPORE, June 9, 2026 – THE GROWHUB LIMITED (NASDAQ: TGHL) (“GrowHub” or the “Company”), a Singapore-based company leveraging blockchain technology to enhance product traceability and authenticity, today announced that it received a letter from The Nasdaq Stock Market LLC (“Nasdaq”) on June 5, 2026, notifying that the Nasdaq Listing Qualifications Department has determined to delist the Company’s securities from the Nasdaq Capital Market (the “Staff Determination Letter”).

As previously disclosed, on December 3, 2025, Nasdaq notified the Company that the bid price of its listed securities had closed below $1.00 per share for 30 consecutive business days and, as a result, the Company did not comply with Nasdaq Listing Rule 5550(a)(2). The Company was provided 180 calendar days, or until June 1, 2026, to regain compliance with the rule.

According to the Staff Determination Letter, the Company failed to regain compliance within the 180-calendar-day compliance period, and is not eligible for a second 180-day period, as the Company does not meet the initial listing requirements relating to $5 million stockholders’ equity, $50 million market value of listed securities, or $750,000 pre-tax income, as required under Nasdaq Listing Rules 5550(b)(1), 5550(b)(2), or 5550(b)(3), respectively.

In addition, Nasdaq stated that the Company did not comply with the minimum $2,500,000 stockholders’ equity requirement for continued listing under Nasdaq Listing Rule 5550(b), which serves as an additional basis for delisting.

The Company intends to appeal the Staff Determination Letter and request a hearing before the Nasdaq Hearings Panel (the “Panel”) by June 12, 2026.

The Company is actively working to address the matters identified by Nasdaq, including matters relating to bid price compliance and stockholders’ equity compliance. The Company intends to provide Nasdaq with a compliance plan in connection with the hearing process.

About THE GROWHUB LIMITED

The GrowHub Limited is a Singapore-based company specializing in enhancing product traceability and authenticity within supply chains through its proprietary blockchain technology platform. GrowHub offers solutions such as blockchain traceability, anti-counterfeit measures, and carbon management to promote transparency and sustainability. GrowHub’s business comprises three main divisions: the GrowHub Platform, a revolutionary traceability blockchain technology solution, product trading facilitation offering, and IT professional services. For more information, visit https://thegrowhub.co/.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Contacts

THE GROWHUB LIMITED

media@thegrowhub.co